Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of PaxMedica, Inc. (formerly Purinix Pharmaceuticals LLC) on Form S-1 Amendment No. 6 [File No. 333-239676] of our report dated May 15, 2020, except for Note 11 which is dated July 23, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of PaxMedica, Inc. (formerly Purinix Pharmaceuticals LLC) as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 5, 2018 (Inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus

/s/ Marcum llp

Marcum llp

New York, NY

September 29, 2020